EXHIBIT 99.48

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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                FEBRUARY 14, 2005
         ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF CDN$0.28 PER UNIT &
                     THE ADJUSTED EXCHANGEABLE SHARES RATIO

                                  (TSX: AVN.UN)

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CALGARY, ALBERTA - Feb. 14, 2005 - Advantage Energy Income Fund ("Advantage")
(AVN.UN TSX) is pleased to announce that the cash distribution for the month of February 2005 will be Cdn$0.28 per Unit. The current monthly distribution represents an annualized yield of 15.5% based on the February 11, 2005 closing price of Cdn$21.68 per Unit.

The distribution will be payable on March 15, 2005 to Unitholders of record at the close of business on February 28, 2005. The ex-distribution date is February 24, 2005. The cash distribution is based on approximately 51.3 million Units currently outstanding.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.01125 to 1.02418. This increase will be effective on February 15, 2005.

As part of the Plan of Arrangement with Defiant Energy Corporation which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares which are exchangeable into Advantage Trust Units at a ratio that adjusts each month on the distribution payment date. There are currently 638,171 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 416-263-9200).


The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com